

Mail Stop 3720

April 19, 2007

Mr. Bernard L. Han
Chief Financial Officer
EchoStar Communications Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

Re: **EchoStar Communications Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 1, 2007

Dear Mr. Han:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your documents in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

2. Summary of Significant Accounting Principles, page F-7
Revenue Recognition, page F-15

1.   We note that you recognize revenue from equipment sales to AT&T pursuant to
        your original agreement over the estimated average co-branded subscriber life.
        Please:

        - Summarize for us your original agreement with AT&T and your accounting
          policy for the revenue streams and the related costs.
        - Tell us, and revise to disclose, the estimated life and how you determined the
          life.

- Describe your basis for your deferral of revenue and the related costs. In this regard, we note that you defer the related costs from equipment sales over the same period.
- Tell us if the equipment sales to AT&T generated losses or profits.

2.	We note that you recognize development and implementation fees received from AT&T over the estimated average subscriber life of all subscribers acquired under both the original and revised agreements with AT&T. We further note from your MD&A discussion that your policy of fee recognition is similar to a percentage of completion methodology. Please:

- Describe to us in more detail your policy and why you believe it is appropriate.
- Tell us how you are able to estimate "total estimated subscriber activations during the life of the contract."
- Tell us and disclose the period that you expect to recognize these fees. In this regard, we note that you will recognize the fees "over the next several years," which appears too general.

Subscriber-Related Expenses, page F-16

3.	We note that under the revised AT&T agreement, you are including costs from equipment and installations in "subscriber acquisition costs…rather than in subscriber-related expenses." Please confirm to us that such costs are now included in subscriber acquisition costs or in capital expenditures, since you will continue to incur these costs under the revised agreement, yet you will no longer receive revenues from these services under the revised agreement. If true, you should revise your disclosures to clarify this fact.

9.	Commitments and Contingencies, page F-37
Tivo Inc., page F-40

4.	We note the jury verdict and your recording of a total reserve of $94 million in accordance with SFAS 5. We further note your disclosure stating that it is more likely than not that you will prevail on appeal and are therefore not recording supplemental damages or interest subsequent to September 8, 2006. In light of the jury verdict in Tivo's favor and your actual recording of the reserve, please tell us in more detail why you ceased recording additional amounts for interest and damages subsequent to September 8, 2006. Of the $35 million in potential additional damages through 2007, tell us the amount that relates to the period from September 8 through December 31, 2006.

* * * *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Mr. Bernard L. Han
EchoStar Communications Corporation
April 19, 2007
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